UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                             Mercury Air Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    589354109
                                 (CUSIP Number)

                               September 10, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1(b)
                  |X|  Rule 13d-1(c)
                  |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589354109                     13G


--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.H. Whitney Mezzanine Fund, L.P., a limited partnership (IRS Identification No. 06-1515013), the sole general partner of which is Whitney GP, L.L.C., a Delaware limited liability company. The members of Whitney GP, L.L.C. are Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien, Michael R. Stone and Gina Hubbell

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a)  |_|

                                                                      (b)  |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

--------------------------------------------------------------------------------
                                   5     SOLE VOTING POWER
                                         503,126 shares of Common Stock
           Number of
             Shares                ---------------------------------------------
          Beneficially              6     SHARED VOTING POWER
            Owned By                       -0-
              Each                 ---------------------------------------------
           Reporting                7     SOLE DISPOSITIVE POWER
             Person                       503,126 shares of Common Stock
              With
                                   ---------------------------------------------
                                    8     SHARED DISPOSITIVE POWER
                                           -0-

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         503,126 shares

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                    |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              6.97%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                         PN

--------------------------------------------------------------------------------

CUSIP No. 589354109                     13G


Item 1.

     (a)  Name of Issuer:

               Mercury Air Group, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               5456 McConnell Avenue
               Los Angeles, CA 90066

Item 2.

     (a)  Name of Person Filing:

     J. H. Whitney Mezzanine Fund, L.P., a Delaware limited partnership. The name of the general partner of J. H. Whitney Mezzanine Fund L.P. is Whitney GP, L.L.C., a Delaware limited liability company whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of Whitney G.P. L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien, Michael R Stone and Gina Hubbell, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

     (b)  Address of Principal Business Office of, if none, Residence:

                J. H. Whitney Mezzanine Fund, L.P.
                177 Broad Street
                Stamford, CT 06901

     (c)  Citizenship:

     J. H. Whitney Mezzanine Fund, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

     (d)  Title of Class of Securities:

               Common Stock

     (e)  CUSIP Number:

               589354109

CUSIP No. 589354109                     13G


Item 3.

     (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

     (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (e)  |_| An     investment      adviser     in     accordance      with
              ss.240.13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 503,126.

     (b)  Percent of class: 6.97%.

     (c)  Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote: 503,126.

              (ii)   Shared power to vote or to direct the vote: -0-.

              (iii)  Sole  power to dispose  or to direct  the  disposition  of:
                     503,126.

              (iv)   Shared  power to dispose or to direct the  disposition  of:
                     -0-.

CUSIP No. 589354109                     13G


     Instruction. For computation regarding securities which represent right to acquire an underlying security see ss.240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of , the securities owned by J. H. Whitney Mezzanine Fund, L.P.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 589354109                     13G


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         September 20, 1999
                                         ------------------
                                                 Date


                                        J. H. WHITNEY MEZZANINE FUND, L.P.

                                        By: Whitney GP, L.L.C.

                                        By:   s/Daniel J. O'Brien
                                              -------------------
                                                Daniel J. O'Brien
                                                A Managing Member